EXHIBIT 99(a)(5)(x)

ELYO SUBSIDIARY COMPLETES CASH TENDER OFFER FOR SHARES OF TRIGEN
ENERGY CORPORATION

NANTERRE, France--(BUSINESS WIRE)--March 27, 2000--ELYO, an energy subsidiary of the Suez Lyonnaise des Eaux Group, announced today completion of its tender offer for any and all of the outstanding shares of common stock of Trigen Energy Corporation (NYSE: TGN) at $23.50 per share in cash, without interest. The offer was made through T Acquisition Corp., an indirect wholly owned subsidiary of ELYO. The tender offer expired at midnight, New York City time, on Friday, March 24, 2000, at which time approximately 6,082,448 shares had been tendered, including approximately 66,570 shares tendered by notice of guaranteed delivery. Prior to commencement of the offer, ELYO beneficially owned, or had a contractual right to purchase, 5,823,886 shares (excluding shares held by ELYO's non-wholly owned subsidiary, Compagnie Parisenne de Chauffage Urbain, which were tendered in the offer). After giving effect to the results of the tender offer, ELYO presently beneficially owns approximately 11,906,334 shares of Trigen common stock, or approximately 96% of total shares outstanding.

ELYO also announced that the previously disclosed subsequent offering period will begin immediately. During the subsequent offering period, T Acquisition Corp. will purchase any and all shares of Trigen common stock tendered during that period that ELYO does not already beneficially own for $23.50 per share in cash, without interest. The subsequent offering period is expected to remain open until March 29, 2000, unless extended. Shares that are tendered during the subsequent offering period may not be withdrawn.

Trigen is a leading developer, owner and operator of industrial, commercial and institutional district energy and combined heat and power (CHP) systems in North America. The company serves more than 1,500 customers with energy produced at 49 plants in 20 states, Canada and Mexico.

Contact:

     ELYO

     Gilles Alligner, 1 (33) 1 41 20 1293
     Director of Communications
           or

     Morgen-Walke Associates, Inc.
     Jeffrey Zack, 212.850.5643